Exhibit 99.2

THIS AMENDED AND RESTATED FREE CASH FLOW ROYALTY AGREEMENT (this “Agreement”) dated as of May 22, 2024.

BETWEEN:

NEW GOLD INC., a corporation existing under the laws of the Province of British Columbia

(the “Owner”)

- and -

BEAR HOLDINGS LP, a limited partnership formed under the laws of the Province of Ontario by 3336050 NOVA SCOTIA LIMITED as general partner for and on behalf of Bear Holdings LP

(the “Holder”)

RECITALS:

A.	The Owner is the owner and operator of the New Afton Mine (as hereinafter defined).

B.	The Owner and the Holder entered into a purchase agreement dated February 24, 2020 (the “Purchase Agreement”) pursuant to which, among other things, the Owner and the Holder entered into a free cash flow royalty agreement dated March 31, 2020 (the “Original Date”), providing for the grant by the Owner to the Holder of the FCF Royalty, as defined herein, and setting out the Parties’ respective rights and obligations with respect to the FCF Royalty (the “Original Agreement”).

C.	On May 13, 2024, the Parties entered into a Partial Royalty Repurchase and Amending Agreement (as hereinafter defined), pursuant to which the Owner and the Holder agreed to reduce the rate of the FCF Payments and terminate the Partnership Option, each as defined in the Original Agreement, and make certain other related or consequential amendments to each of the Purchase Agreement and the Original Agreement, in consideration for a one-time cash payment of $255 million by the Owner to the Holder.

D.	On the date hereof, the Parties wish to (i) terminate the Purchase Agreement, and (ii) amend and restate the Original Agreement in its entirety as set out herein in consideration for and pursuant to the terms of the Partial Royalty Repurchase and Amending Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each of the Parties hereto, the Parties mutually agree as follows:

1.	Definitions

(a)	“Additional Capital Project” means a proposed capital project on the Properties with a cost greater than $25 million which is not set out in the LOM Plan. For greater certainty, an “Additional Capital Project” will not include (i) any exploration costs or expenses related to a capital project on the Properties and (ii) any additional costs and/or cost overruns associated with capital projects currently set out in the LOM Plan.

(b)	“Affiliate” means, with respect to any Person, any other Person who directly or indirectly Controls, is Controlled by, or is under direct or indirect common Control with, such Person, and includes any Person in like relation to an Affiliate.

(c)	“Agreed Capital Project” has the meaning set out in Section 6(c).

(d)	“Agreement” means this Amended and Restated Free Cash Flow Royalty Agreement and the schedules hereto, as the same may be further amended or supplemented from time to time in accordance with the terms hereof.

(e)	“Approval Matter” has the meaning set out in Section 6(a).

(f)	“Approval Matter Supporting Material” has the meaning set out in Section 6(b).

(g)	“Approved Model” means the model in respect of the New Afton Mine with the file name “Project Bear – New Afton Financial Model (Phase II updated)” provided in section 2.1.3.2.1 of the Data Room.

(h)	“Business Day” means any day except Saturday, Sunday or any day on which major banks are generally not open for business in the City of Kamloops, British Columbia or in the City of Toronto, Ontario.

(i)	“Change of Control Consideration” has the meaning set out in Section 5(a).

(j)	“COC Exercise Notice” has the meaning set out in Section 5(b).

(k)	“COC Sale Notice” has the meaning set out in Section 5(b).

(l)	“COC Sale Price” has the meaning set out in Section 5(a).

(m)	“COC Sale Right” has the meaning set out in Section 5(a).

(n)	“Confidential Information” has the meaning set out in Section 11(a).

(o)	“Concentrate Sales Process Hedges” has the meaning set out in Section 9(b).

(p)	“Consideration Securities” has the meaning set out in Section 5(a).

(q)	“Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”) as applied to any Person, means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract, voting trust or otherwise.

(r)	“Credit Rating” means the rating assigned by the relevant rating agency to the unsecured, senior, long term debt or deposit obligations of the relevant entity (unsupported by third party credit enhancement).

(s)	“Data Room” means the virtual data room set up by the Owner and the contents thereof as of 5:00 p.m. (Eastern Time) on February 19, 2020, the index of documents of which is appended to the Disclosure Letter.

(t)	“Disclosure Letter” has the meaning set out in the Purchase Agreement.

(u)	“Expenditures” means cash expenditures and all costs, obligations and liabilities incurred or properly accrued (but not yet met) with respect to Operations including, without limitation, cash expenditures and all costs, obligations and liabilities incurred or accrued:

(i)	costs and expenses in exploring for, developing, mining, extracting, removing, and transporting to any processing site Minerals, such costs and expenses shall include, without limitation, those incurred for labor, machinery operations, fuel, explosives and other materials, developmental or ore delineation drilling;

(ii)	costs and expenses for milling, treating or processing and transportation costs, all costs, charges and expenses for treatment in the smelting and refining process (including handling, processing, deductions, tolling charges); and sales and brokerage costs, and actual costs of transportation (including insurance, storage, warehousing, port demurrage, delay and forwarding expenses) of Minerals or other products from the New Afton Mine to the place of treatment and then to the place of sale, without duplication;

(iii)	general and administrative costs and expenses of the production of Minerals and operation of the New Afton Mine, including without limitation, all royalties, production royalties, or other payments of any nature whatsoever payable to third parties having an interest in the any of the Properties;

(iv)	costs and expenses incurred in connection with the marketing of the Minerals and the delivery of Minerals to points of ultimate delivery to customers, including without limitation, all shipping and delivery costs, agency fees, and storage charges, without duplication;

(v)	in holding each Properties in full force and effect (including land maintenance costs and any monies expended as required to comply with applicable laws, such as the payment of annual maintenance fees, the completion and submission of assessment work and filings required in connection with any assessment work or annual maintenance fees), in curing title defects and in acquiring and maintaining surface and other ancillary rights;

(vi)	in preparing for and in the application for and acquisition of environmental and other permits necessary or desirable to commence and complete exploration, development and operation activities (including in direct connection with the Properties, payment to charities, contributions, government programs, lobbying costs pertaining thereto);

(vii)	in undertaking geophysical, geochemical and geological or technical surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of Minerals, water and other materials or substances;

(viii)	in the preparation of work programmes and the presentation and reporting of data including any program for the preparation of a feasibility study or other evaluation of a Property;

(ix)	in connection with the protection of the environment in relation to the Properties including environmental remediation, rehabilitation, decommissioning and long-term care and monitoring, whether or not a mine reclamation trust fund has been established;

(x)	in acquiring facilities, equipment or machinery, or the use of any of the foregoing things, and for all parts, supplies and consumables;

(xi)	for salaries and wages, including actual labour overhead expenses for employees assigned to exploration and development activities;

(xii)	travelling expenses and fringe benefits (whether or not required by Law) of all Persons engaged in work with respect to and for the benefit of the Operations including for their food, lodging and other reasonable needs;

(xiii)	payments to contractors or consultants for work done, services rendered or materials supplied;

(xiv)	all Taxes levied against or in respect of any Property, or activities on the Properties, and the costs of insurance premiums and performance bonds or other security;

(xv)	in connection with any impact benefit or other agreements between the Owner and Indigenous Groups;

(xvi)	in connection with any other agreements between the Owner and any other Person;

(xvii)	any and all royalties payable on or in respect of any Property; and

(xviii)	any Tax payable pursuant to a return filed under the Mineral Tax Act [RSBC 1996] Chapter 291.

(v)	“FCF Payments” has the meaning set out in Section 2.

(w)	“FCF Royalty” means the free cash flow royalty granted to the Holder by the Owner pursuant to the Original Agreement, as amended by this Agreement.

(x)	“FMV" means the monetary consideration that a prudent and informed buyer would pay to a prudent and informed seller in an open and unrestricted market, each acting at arm's length with the other and under no compulsion to act; provided, however, that in determining the FMV of the FCF Royalty, FMV shall not include a downward adjustment to reflect the liquidity of the FCF Royalty, the effect of the transaction on the FCF Royalty or the fact that the FCF Royalty does not form part of a controlling interest.

(y)	“Free Cash Flow” has the meaning set out in Schedule “B”.

(z)	“Guaranteed FCF Amount” means the lesser of (i) $60,000,000 and (ii) the amount expressed in United States dollars that is the product of (x) the aggregate amount of “Free Cash Flow (Post-Tax)” on Line 217 of tab “New Afton Model” in the Approved Model shown as having been generated by the New Afton Mine during the Guaranteed FCF Period calculated using the Approved Model (on the basis that any years of negative free cash flow from production shall be deemed to be one dollar ($1.00) and excluding any and all federal or provincial income taxes) and after adjustment to the Approved Model to reflect the actual realized commodity prices (excluding the effect of any Trading Activities) and exchange rates during the Guaranteed FCF Period multiplied by (y) 46.0% multiplied by (z) the Guaranteed FCF Percentage.

(aa)	“Guaranteed FCF Percentage” means 55%.

(bb)	“Guaranteed FCF Period” means the period commencing on April 1, 2020 and terminating on March 31, 2024.

(cc)	“Holder” has the meaning set out in the recitals to this Agreement.

(dd)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable to entities that are publicly accountable in Canada.

(ee)	“Indigenous Group” means any band, band council, tribal council or other governing body, however organized, that is established by aboriginal peoples of Canada within the meaning section 35(2) of the Constitution Act, 1982, within their asserted traditional territory in British Columbia.

(ff)	“LOM Plan” means the Owner’s life of mine model in respect of the New Afton Mine provided in the Data Room.

(gg)	“Losses” means all damages, claims, losses, liabilities, fines, penalties and expenses.

(hh)	“Mineral Rights” has the meaning set out in Section 11(c).

(ii)	“Minerals” means all marketable naturally occurring metallic and non-metallic minerals or mineral bearing material in whatever form or state in or under the Properties which are owned by the Owner or to which the Owner is entitled, including, without limitation, any precious metal or any base metal, owned by the Owner or to which the Owner is entitled and that is mined, extracted, removed, produced or otherwise recovered from the Properties (other than any rock, sand, gravel or aggregate used in connection with the conduct of the Operations by the Owner), whether in the form of ore, doré, concentrates, refined metals or any other beneficiated or derivative products thereof and including any such minerals or mineral bearing materials or products derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Properties (to the extent that the same are owned by the Owner or to which the Owner is entitled).

(jj)	“New Afton Mine” means the gold mine owned and operated by New Gold in Kamloops, British Columbia on the area comprised by the Properties.

(kk)	“North Surface Land” means PID 014-421-666, being that part of the North ½ of Section 35 which lies to the North of Savona and Kamloops Wagon Road Township 19 Range 19 West of the 6th Meridian Kamloops Division Yale District except Plan 27151.

(ll)	“Operations” means the operations of the New Afton Mine.

(mm)	“Original Agreement” has the meaning set out in the recitals to this Agreement.

(nn)	“Original Date” has the meaning set out in the recitals to this Agreement.

(oo)	“Owner” has the meaning set out in the recitals to this Agreement.

(pp)	“Owner Change of Control” means a “Change of Control”, as defined in the indenture between the Owner, the guarantors thereof and Computershare Trust Company, N.A. dated as of June 24, 2020, in respect of the Owner or any publicly-traded successor thereof, as such indenture exists on the date hereof.

(qq)	“Partial Royalty Repurchase and Amending Agreement” means the partial royalty repurchase and amending agreement dated May 13, 2024 between the Owner and the Holder.

(rr)	“Party” means any of the Holder and the Owner and “Parties” means the Holder and the Owner collectively.

(ss)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, government authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

(tt)	“Prime” means at any particular time, the rate of interest, expressed as a rate per annum, that the Bank of Nova Scotia establishes as its prime rate of interest with respect to short term loans to its most credit worthy customers.

(uu)	“Properties” means the properties set out on Schedule ”A”.

(vv)	“Purchase Agreement” has the meaning set out in the recitals to this Agreement.

(ww)	“Rate Adjustment Date” means May 31, 2024.

(xx)	“Released Properties” has the meaning set out in Section 13(b).

(yy)	“Relinquishment Event” has the meaning set out in Section 13(b).

(zz)	“ROFR Acceptance Notice” has the meaning set out in 4(b)(ii).

(aaa)	“ROFR Acceptance Period” has the meaning set out in Section 4(b)(ii).

(bbb)	“ROFR Consideration” has the meaning set out in Section 4(b)(ii).

(ccc)	“ROFR Offer” has the meaning set out in Section 4(b)(i).

(ddd)	“Sale Interest” has the meaning set out in Section 4(b).

(eee)	“Tax” has the meaning set out in Section 3(c).

(fff)	“Third Party” has the meaning set out in Section 4(b)(i).

(ggg)	“Third Party Offer” has the meaning set out in Section 4(b)(i).

(hhh)	“Third Party Valuator” means an accounting firm or mining valuation firm, in each case, that: (i) is independent of the Parties; (ii) has experience in mining valuations; and (iii) is mutually agreed by the Parties, each acting reasonably.

(iii)	“Transfer” means, with respect to this Agreement, any sale, exchange, transfer, assignment, gift, alienation or other transaction, whether voluntary, involuntary or by operation of law, by all or, in the case of the Owner, a portion of the legal or beneficial ownership of, or any security interest or other interest in, this Agreement passes from the Holder or the Owner, as applicable, to another Person, whether or not for value, and “to Transfer”, “Transferred” and similar expressions shall have corresponding meanings.

(jjj)	“Trading Activities” has the meaning set out in Section 9(a).

(kkk)	“Unapproved Additional Capital Project” has the meaning set out in Section 6(c).

2.	Grant of Free Cash Flow Royalty

Subject to the terms of this Agreement, effective as of the Original Date, the Owner hereby grants and agrees to pay to the Holder the FCF Royalty, being the right to receive Free Cash Flow payments calculated in accordance with Schedule “B” (the “FCF Payments”) calculated annually (or for the period from April 1, 2020 to December 31, 2020 for the first calendar year) at the following rates and in the following manner:

(a)           at the rate of 46.0% of Free Cash Flow during the period commencing on April 1, 2020 and terminating at the end of the day on the Rate Adjustment Date;

(b)           the FCF Payments from and after the Rate Adjustment Date shall be calculated at the rate of 19.9% of Free Cash Flow; and

(c)           if, in any calendar year during which the Owner is implementing an Agreed Capital Project(s) the Free Cash Flow for such calendar year is less than zero ($0), the Holder’s proportionate share of such loss up to the value of the total capital expenditure of such Agreed Capital Project(s), being 46.0% or 19.9% (as applicable), shall be set off against either (i) any future FCF Payments paid to the Holder, including without limitation the Guaranteed FCF Amount, or (ii) any amounts payable by the Owner to the Holder hereunder if applicable, including the ROFR Consideration or any payment to be made pursuant to Section 5 (as applicable).

3.	Time and Manner of FCF Payments

(a)           The FCF Payments shall be calculated on a calendar year basis (except in the first year when they will be calculated for the period from April 1, 2020 to December 31, 2020) and shall become due and payable sixty (60) days following the last day of such calendar year. FCF Payments shall be made by wire transfer of immediately available funds to such account as the Holder may designate to the Owner in writing not less than ten business days prior to the dates upon which such payments are to be made, and shall be accompanied by a settlement sheet showing in reasonable detail the proceeds of sale, costs and other deductions in accordance with the methodology provided in Schedule “B”, together with any other pertinent information in sufficient detail to explain the calculation of the FCF Payments.

(b)           All FCF Payments shall be considered final and in full satisfaction of all obligations of the Owner with respect thereto, unless the Holder gives the Owner written notice describing and setting forth a specific objection to the calculation thereof within sixty (60) days after receipt by the Holder of the annual statement provided for in Section 3(a). If the Holder objects to a particular annual statement as herein provided, the Holder shall, for a period of thirty (30) days after the Owner’s receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have the Owner’s accounts and records relating to the calculation of the FCF Payments in question audited by a third party accountant acceptable to each of the Holder and the Owner. If such audit determines that there has been a deficiency or an excess in the payment made to the Holder, such deficiency or excess shall be resolved by adjusting the next annual FCF Payment due hereunder. The Holder shall pay all costs of such audit, unless a deficiency of five percent (5%) or more of the amount due is determined to exist. The Owner shall pay the reasonable costs of such audit if a deficiency of five percent (5%) or more of the amount due is determined to exist, together with interest on the amount of such deficiency at the rate of Prime plus two percentage points calculated from the date that such deficient amount was due and payable. The Owner’s books and records shall be kept in accordance with IFRS. Failure on the part of the Holder to deliver written notice of an objection to the calculation in such 60-day period shall establish the correctness of such FCF Payments and preclude the Holder from any objections with respect thereto or making any claims for adjustment thereon, absent manifest error.

(c)           All FCF Payments, including interest and penalties, if any, will be made subject to withholding or deduction in respect of the FCF Payments for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (collectively, “Tax”) imposed or levied by or on behalf of any government having power and jurisdiction to tax and for which the Owner is obligated in law to withhold or deduct and remit to such taxing authority having such power and jurisdiction.

(d)           Within ninety (90) days of March 31, 2024 (or such other date as is mutually agreed by the Owner and the Holder in writing), the Owner shall deliver to the Holder a statement setting out the aggregate amount of FCF Payments paid or payable to the Holder relating the period from the date hereof to March 31, 2024 and a draft calculation of the Guaranteed FCF Amount based on the Approved Model (together with any other pertinent information in sufficient detail to explain the Owner’s calculation of the Guaranteed FCF Amount).

(e)           The Owner’s calculation of the Guaranteed FCF Amount shall be considered final and in full satisfaction of all obligations of the Owner with respect thereto, unless the Holder gives the Owner written notice describing and setting forth a specific objection to the calculation thereof within thirty (30) days after receipt by the Holder of the draft calculation of the Guaranteed FCF Amount referred to above. If the Holder objects to the draft calculation of the Guaranteed FCF Amount, the Holder shall, for a period of thirty (30) days after the Owner’s receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have the Owner’s accounts and records relating to the calculation of the Guaranteed FCF Amount audited by a Third Party Valuator who, acting as experts and not arbitrators, shall make any required adjustments to the calculation of the Guaranteed FCF Amount to reflect their determination of the Guaranteed FCF Amount. The Parties hereto agree that all adjustments shall be made without regard to materiality. The Third Party Valuator shall only decide the specific items under dispute by the Owner and the Holder and its decision for any disputed portions of the calculation of the Guaranteed FCF Amount. The Owner and the Holder shall each bear their own fees and expenses in preparing or reviewing, as the case may be, the draft calculation of the Guaranteed FCF Amount. The fees and expenses of the Third Party Valuator shall be paid by the Holder unless a deficiency of five percent (5%) or more of the amount due is determined to exist. The Owner shall pay the reasonable costs of the Third Party Valuator if a deficiency of five percent (5%) or more of the amount due is determined to exist. The Third Party Valuator shall make a determination as soon as practicable within fifteen (15) days (or such other time as the Owner and the Holder shall agree in writing) after their engagement, and its determination of the Guaranteed FCF Amount shall be conclusive and binding upon the Parties hereto and will not be subject to appeal, absent manifest error. The final, binding and conclusive calculation of the Guaranteed FCF Amount based upon the agreement or deemed agreement of the Owner and the Holder or the written determination delivered by the Third Party Valuator, in either case in accordance with this Section 3(e), shall be deemed to be the Guaranteed FCF Amount for purposes of this Agreement.

(f)           If the aggregate amount of FCF Payments paid or payable by the Owner to the Holder on or before March 31, 2024 is less than the Guaranteed FCF Amount, the Owner shall pay to the Holder, contemporaneously with the delivery of such statement, by wire transfer to the account designated by the Holder in writing to the Owner in respect of FCF Payments, the amount of any such shortfall within ten (10) days of the date of the final determination referred to in Section 3(e) above.

4.	Transfers; Right of First Refusal

(a)           The Holder shall not Transfer, directly or indirectly, the whole or any part of its interest in this Agreement, except as provided in this Section 4 or as otherwise required or permitted by this Agreement. Any non-complying purported Transfer shall be of no effect. A change of Control of the Holder shall be deemed to be a “Transfer” by the Holder prohibited pursuant to this Section 4(a) and such deemed Transfer shall be subject to the restrictions on Transfers set forth in the Agreement, including those set forth in this Section 4.

(b)           If, at any time, the Holder receives a bona fide binding offer in writing from any other Person dealing at arm’s length with the Holder (the “Third Party”) to acquire all, but not less than all, of the Holder’s interest in this Agreement, whether directly or indirectly, (the “Sale Interest”) that the Holder wishes to accept (a “Third Party Offer”), then the Holder shall first offer the Sale Interest to the Owner in the manner set forth below:

(i)	the Holder shall deliver a copy of the Third Party Offer to the Owner accompanied by a written offer to sell the Sale Interest to the Owner on the terms and subject to the conditions set out in the Third Party Offer, provided that the purchase price payable by the Owner shall be equal to 103% of the purchase price contained in the Third Party Offer (the “ROFR Offer”) and, if any non-cash consideration is offered as payment of all or any part of the purchase price in the Third Party Offer, the Holder shall concurrently deliver to the Owner a good faith calculation of the value of such non-cash consideration together with all supporting documentation;

(ii)	the Owner shall thereafter have 60 days following its receipt of the ROFR Offer and any other information required by Section 4(e)(i) (the “ROFR Acceptance Period”) to accept the ROFR Offer by notice in writing delivered to the Holder (the “ROFR Acceptance Notice”), in which event the ROFR Offer shall become a binding agreement by the Holder to sell, and by the Owner to purchase, as principal, the Sale Interest on the terms and subject to the conditions contained in the ROFR Offer; and

(iii)	if the ROFR Offer includes non-cash consideration and the Owner, acting reasonably, does not agree with the value ascribed by the Third Party thereto in the ROFR Offer, the Owner shall, within 20 days of receipt of the ROFR Offer, notify the Holder and the Parties shall negotiate in good faith to determine a mutually agreeable value for the non-cash consideration. If the Parties are unable to agree on an amount within five days of such notification, the non-cash consideration value shall be determined in accordance with Section 3(e) applied mutatis mutandis. The ROFR Acceptance Period shall be extended to the date that is five Business Days from the date on which the non-cash consideration value is settled or agreed, if such date is after the end of the original ROFR Acceptance Period.

(c)           The purchase price payable by the Owner pursuant to the ROFR Offer shall be in cash; provided that if any non-cash consideration is offered as payment of all or any part of the purchase price in the Third Party Offer then the Owner may, at its election, pay up to the same proportion of the purchase price in (i) if the Owner has a class of shares listed on a stock exchange or market at such time, newly issued common shares of the Owner (valued based on the five day volume-weighted average trading price of such shares on the date of the ROFR Acceptance Notice on the exchange having the greatest volume of trading over such period) and/or (ii) non-cash consideration that is reasonably structurally equivalent to the form of non-cash consideration in the Third Party Offer.

(d)           Any sale of the Sale Interest by the Holder to the Owner pursuant to Section 4(b) shall be completed within 30 days following the expiry of the ROFR Acceptance Period. Concurrently upon completion of the sale pursuant to Section 4(b), the FCF Royalty shall be cancelled by the Owner (and not otherwise Transferred to any other Person by the Owner).

(e)           If the Owner does not deliver a ROFR Acceptance Notice to the Holder within the ROFR Acceptance Period, the rights of the Owner to purchase the Sale Interest shall terminate and the Holder may sell the Sale Interest to the Third Party provided that:

(i)	the sale is completed within 90 days of the expiry of the ROFR Acceptance Period (other than in circumstances where the Holder requires regulatory approval(s) in order to complete the sale, in which case, the Holder will have an additional 90 days in which to complete the sale); and

(ii)	such sale is completed on the terms contained in the Third Party Offer.

(f)           If the Holder does not complete the sale of the Sale Interest to the Third Party within the timeframe provided by Section 4(e)(i), the obligations set out in this Section 4 shall again apply with respect to any such sale.

(g)           If the Holder completes a sale to a Third Party pursuant to this Section 4, the Holder and the Third Party shall provide a certificate to the Owner that the sale of the Sale Interest has been completed, in all respects, in accordance with Section 4, as applicable. For a period of 30 days following receipt of such certificate, the Owner shall be permitted on written request to the Holder and the Third Party to be provided with reasonable access to the closing documentation relating to such third-party sale.

(h)           If the Holder is contemplating a Transfer pursuant to this Section 4, the Holder may, at the Holder’s risk, grant access to the Mine to any Third Party who has made an offer or proposal to the Holder that is, or is reasonably expected to become, a Third Party Offer and who agrees to comply with customary confidentiality obligations in favour of each Party provided that the Holder first provides to the Owner (i) a copy of any such offer or proposal and (ii) reasonable advance notice in writing. Access to such Third Party shall occur during reasonable working hours for the purposes of due diligence in respect of the Properties. The Holder must ensure that such Third Party causes minimal inconvenience to or interference with the Owner or contractors or subcontractors of the Owner in the conduct of Operations and strictly complies with all safety regulations or instructions promulgated or given by or on behalf of the Owner. The Owner shall cooperate with the Holder in connection with such diligence activities and shall cause its personnel to be available during such reasonable working hours for informational sessions with such Third Party.

5.	Owner Change of Control

(a)           If, on or prior to December 31, 2030, an Owner Change of Control is publicly announced which is subsequently completed, the Holder shall, in accordance with Section 5(b), have the right to sell, and the Owner (or its successor) shall be obligated to repurchase all, but not less than all, of the Holder’s interest in this Agreement (the “COC Sale Right”) at a purchase price equal to the midpoint of the FMV of the FCF Royalty as determined by the two Third Party Valuators referred to in Section 5(c) (the “COC Sale Price”).

(b)           The Holder shall have 10 Business Days from the date of first public announcement of an Owner Change of Control to notify the Owner of its intent to exercise the COC Sale Right (a “COC Exercise Notice”) in which event the Holder shall be deemed to have irrevocably agreed to sell, and the Owner shall be bound to purchase, all, but not less than all, of the Holder’s interest in this Agreement at the COC Sale Price on the date that is later of (i) 30 days following completion of the Change of Control and (ii) 30 days after the date of determination of the COC Sale Price. If the Holder does not deliver a COC Exercise Notice to the Owner within such 30-day period, then the Holder shall be deemed to have irrevocably waived its right to exercise the COC Sale Right and the Owner shall have no obligation to repurchase the Holder’s interest in this Agreement pursuant to this Section 5 in connection with any Owner Change of Control.

(c)           If the Holder delivers a COC Exercise Notice, the Parties shall promptly and no later than 14 days following receipt of such COC Exercise Notice, engage two Third Party Valuators who shall each be instructed to independently determine, within 20 days following their respective engagement, the FMV of the FCF Royalty as at the date the third party entered into the definitive written agreement with the Owner to consummate the Owner Change of Control.

(d)           The Owner may satisfy the COC Sale Price in cash, by the issuance of listed securities of the Person that, immediately following completion of the Owner Change of Control, Controls the Owner or is the successor-in-interest of the Owner by amalgamation or otherwise (“Consideration Securities”), or a combination of cash and Consideration Securities; provided that the number of Consideration Securities that may be issued in satisfaction of the COC Sale Price shall not exceed 9.99% of the class of Consideration Securities outstanding immediately following the issuance of such securities to the Holder. The number of Consideration Securities issued shall be calculated by dividing (i) the dollar value of that portion of the COC Sale Price to be paid by the issuance of Consideration Securities by (ii) the five-day volume-weighted average trading price of the Consideration Securities on the Business Day immediately prior to payment of the COC Sale Price (expressed in United States dollars, if applicable, using the Bank of Canada foreign exchange rate then in effect on such Business Day) on the exchange having the greatest volume of trading over such period.

(e)           If at any time prior to January 22, 2026 an Owner Change of Control is completed, regardless of whether the Holder exercises the COC Sale Right in respect of such Change of Control, the Owner (or its successor) shall pay the Holder a cash payment of $20 million by wire transfer of immediately available funds to an account(s) specified in writing by the Holder within 30 days following completion of the Owner Change of Control. For certainty, the foregoing shall only apply in respect of the first Owner Change of Control that occurs after the Closing (as defined in the Partial Royalty Repurchase and Amending Agreement).

6.	Approval Rights

(a)           Notwithstanding any other provision of this Agreement to the contrary, until the New Afton Mine ceases commercial production, the following matters (each such matter, an “Approval Matter”) shall require the approval of the Holder:

(i)	the granting of any royalty, product streaming agreement or other third-party burden on account of the production or sale of Minerals other than existing royalties and royalties imposed by law, and other than payments of any nature made to any Indigenous Group;

(ii)	any borrowings in respect of the New Afton Mine that would result in the incurrence of new “Interest Costs” for purposes of the calculation of Free Cash Flow pursuant to Schedule “B” hereof; and

(iii)	any Additional Capital Project.

(b)           With respect to any Approval Matter, the Owner shall present a detailed description and supporting material (the “Approval Matter Supporting Material”) of such Approval Matter to the Holder, which, in the case of an Additional Capital Project, shall include a detailed description and financial model. Thereafter, the Holder shall consider the Approval Matter Supporting Material and shall provide a decision in writing with respect to the Approval Matter within 45 days of receiving such material in respect of any such Approval Matter. If the Holder does not provide a decision in writing with respect to the Approval Matter within the timeframe provided in this Section 6(b), the Approval Matter shall be deemed to be approved.

(c)           If the Holder approves of an Additional Capital Project in writing, or is deemed to have approved of an Additional Capital Project, such Additional Capital Project shall thereafter be deemed to be an “Agreed Capital Project” with its revenue and costs included in the FCF Payment calculation for the applicable period(s) in accordance with Schedule “B”. In the event that the Holder does not approve an Additional Capital Project in accordance with Section 6(b), the Owner shall be free to implement such Additional Capital Project which is not an Agreed Capital Project (each, an “Unapproved Additional Capital Project”) in its discretion, and the revenue and costs of any such Unapproved Additional Capital Project will not be included in the FCF Payment calculation for the applicable period(s) in accordance with Schedule “B”.

7.	Term

(a)           This Agreement shall continue from the Original Date in perpetuity unless: (i) the Owner delivers a ROFR Acceptance Notice; or (ii) the Holder exercises the COC Sale Right, and, in either case, such transaction is completed in accordance with Section 4(d) or Section 5(b), as applicable, in which case this Agreement shall be cancelled on completion of such transaction.

(b)           If any right, power or interest of either Party under this Agreement would violate the rule against perpetuities, then such right, power or interest will terminate at the expiration of twenty (20) years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of the Original Agreement.

8.	Commingling

The Owner shall have the right to commingle any ores, Minerals from the Properties with ores, minerals and mineral products produced from other properties, provided that such commingling is accomplished after such Minerals have been weighed or measured and sampled in accordance with sound mining and metallurgical practices (detailed records of which shall be kept by Owner) and further provided that the Owner and the Holder shall agree (each acting reasonably and in good faith) upon a weighing/measurement/sampling protocol prior to any commingling occurring. Any FCF Payment due hereunder shall be determined by equitable allocation between Minerals from the Properties and ores, minerals and mineral products from other properties in accordance with sound accounting and metallurgical practice. As provided in Section 17(b), the Holder will have the right to access the Properties as contemplated therein.

9.	Hedging Transactions

(a)           The Holder acknowledges that the Owner shall have the right to market and to sell to third parties the Minerals, and any other minerals and mineral products produced from the Properties in any manner. The Holder further acknowledges that the Owner may from time to time undertake forward sale and/or purchase contracts, spot-deferred contracts, and option and/or other price hedging and price protection arrangements and mechanisms and speculative purchases and sales of forward, futures and option contracts, both on and off commodity exchanges (collectively, “Trading Activities”) in connection with precious metals derived completely from Minerals products produced from the Properties. Except for Concentrate Sales Process Hedges, such Trading Activities and the profits and losses generated thereby, shall not, in any manner, be taken into account in the calculation of FCF Payments due the Holder, whether in connection with the determination of price, the date of sale, or the date any FCF Payments is due.

(b)           Where, in the ordinary course of business and in respect of metals derived completely from Minerals produced from the Properties, a gold or copper swap contract relating to the quantity of a single concentrate shipment and for a period of no more than one year is entered into by the Owner for the purpose of reducing exposure to gold and copper prices in the period between provisional and final assays in the sale of a concentrate shipment (“Concentrate Sales Process Hedges”), the gains or losses from such Concentrate Sales Process Hedges will be included in Treatment and Refining Charges (as such term is defined in Schedule “B”) in the FCF Payments calculation.

10.	Representations and Warranties of the Owner

(a)           The Owner hereby represents and warrants to the Holder as follows:

(i)	it is duly incorporated, organized, validly existing and in good standing under the laws of its governing jurisdiction;

(ii)	it has all necessary corporate power and authority to enter into and perform its obligations under this Agreement and to own the Properties and to carry on its business as conducted and as proposed to be conducted in respect of in the Properties;

(iii)	neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated herein nor the compliance with the terms, conditions and provisions of this Agreement will conflict with or result in a breach of any terms, conditions or provisions of the charter documents or by-laws of the Owner, any law, rule or regulation having the force of law, any contractual restrictions that are binding upon the Owner, or any writ, judgment, injunction, determination or award that is binding upon the Owner;

(iv)	this Agreement has been duly executed and delivered by the Owner and constitutes a valid and legally binding obligation of the Owner; and

(v)	the Owner possesses or will possess all material licences, approvals and consents of all governments and regulatory authorities that are required to properly conduct its mining business on the Properties.

(b)           All representations, warranties, covenants and agreements of the Owner set forth in this Agreement shall survive the creation of the FCF Royalty and shall continue in full force and effect for the benefit of the Holder for the duration of the term of the FCF Royalty.

11.	Confidentiality; Area of Interest

(a)           All information, data, reports, records, analyses, economic and technical studies and test results relating to the Properties and the activities of the Owner or any other party thereon and the terms and conditions of this Agreement (all of which will hereinafter be referred to as “Confidential Information”) will be treated by the Holder as confidential and will not be disclosed to any person not a party to this Agreement, except in the following circumstances:

(i)	the Holder may disclose Confidential Information to its auditors, legal counsel, institutional lenders, brokers, underwriters and investment bankers, provided that such non-party users are first advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality thereof and are strictly limited in their use of the Confidential Information to those purposes necessary for such non-party users to perform the services for which they were retained by the Holder;

(ii)	the Holder may disclose Confidential Information to prospective purchasers of the Holder's right to receive the FCF Royalty, provided that each such prospective purchaser first agrees in writing to hold such information confidential in accordance with this Section 11(a) and to use it exclusively for the purpose of evaluating its interest in purchasing such FCF Royalty right;

(iii)	the Holder may disclose Confidential Information where that disclosure is necessary to comply with any requirements under applicable law, rules or regulations, and the Owner agrees to promptly provide to the Holder all such information as the Holder, acting reasonably, determines is necessary or desirable to fulfill the Holder's disclosure obligations and requirements under applicable laws, provided that prior to making any such disclosure the Holder shall give the Owner five (5) business days’ prior written notice and the opportunity to comment on such disclosure; or

(iv)	with the prior written approval of the Owner.

The Holder shall ensure that its, and its affiliates’, employees, directors, officers and agents and those persons listed in Section 11(a)(i) and Section 11(a)(ii) are made aware of this Section 11 and comply with the provisions of this Section 11. The Holder shall be liable to the Owner for any improper use or disclosure of such terms or information by such persons.

Any Confidential Information that becomes a part of the public domain by no act or omission in breach of this Section 11(a) will cease to be Confidential Information for the purposes of this Section 11(a).

(b)           The Holder acknowledges that Confidential Information may include material non-public information and that applicable securities laws impose restrictions on trading securities when in possession of such information.

(c)           During the term of this Agreement, the Holder agrees that it will not acquire or agree to acquire any interest in any mineral rights (including without limitation any exploration or prospecting permit, mineral lease, mining lease, surface lease or similar tenure) (collectively, “Mineral Rights”) located within five (5) kilometres of the outermost external boundaries of the Properties, and the Holder further agrees that neither the Holder nor any of its Affiliates acting on its behalf or at its direction, will acquire or agree to acquire any interest in an entity that, either directly or through Affiliates, derives more than 20% of its value from the ownership of Mineral Rights located within five (5) kilometers of the outermost external boundaries of the Properties.

12.	Tailings

All tailings relating to the Minerals shall be subject to the FCF Payments if such tailings are processed by or behalf of the Owner in the future and result in the production of Minerals. If commingling of the tailings occurs, the amount of such tailings subject to the FCF Payments shall be based upon the estimated weight of such tailings multiplied by the estimated grade of such tailings in accordance with sound accounting and metallurgical practice.

13.	Maintenance of Properties

(a)           The Owner shall do or cause to be done all things and make all payments necessary or appropriate to maintain the right, title and interest of the Owner in the Properties and to maintain the Properties in good standing, provided that the Owner shall in its sole discretion be: (i) entitled to abandon or surrender or allow to lapse or expire any part or parts of the Properties if the Owner determines, acting reasonably, that such part or parts are not economically viable or otherwise have insufficient value to warrant continued maintenance; and (ii) permitted to Transfer the Properties as permitted under this Agreement. For greater certainty, a Relinquishment Event (as defined below) does not constitute a Transfer and is not subject to Article 4.

(b)           Notwithstanding Section 13(a), if the Owner or an Affiliate of the Owner wishes to abandon surrender, allow to lapse or expire (the “Relinquishment Event”) all or any portion of the Properties (the “Released Properties”), then the Owner shall provide the Holder with a minimum of 30 days’ prior written notice of such intended Relinquishment Event. Upon receipt of the said notice, the Holder shall have a period of 10 days within which to advise the Owner in writing that it desires to acquire the Released Properties, by quitclaim deed or equivalent legal instrument, for consideration equal to $10.00. If the Holder shall forward such written notice to the Owner within the said 10-day period, the Owner shall thereafter do all such acts and things or shall cause all such acts and things to be done, at the Holder’s own sole cost and expense, to assign or convey, as appropriate, the Released Properties to the Holder for the said $10.00 and to have the Released Properties recorded or registered into the name of the Holder (at the sole cost of the Holder). If the Holder does not forward the said written notice to the Owner within the said 10-day period, then the Owner or the Affiliate of the Owner shall have the right to complete the Relinquishment Event with respect to the applicable Released Properties. If a Relinquishment Event is completed and thereafter, the Owner or any Affiliate of the Owner subsequently reacquires a direct or indirect beneficial interest in the Released Properties then such Released Properties will once again be subject to the obligation to pay the FCF Royalty pursuant to this Agreement with respect thereto.

14.	Transfer by Owner

Subject to Section 5, the Owner shall be entitled to Transfer the Properties and its rights and obligations under this Agreement, provided the following conditions are satisfied, and upon such conditions being satisfied in respect of any Transfer only the Owner shall be released from all obligations under this Agreement:

(a)           any purchaser, transferee, lessee or assignee of the Properties or this Agreement (other than a mortgagee, charge, lessee, assignee or encumbrancer) agrees in writing in favour of the Holder to be bound by the terms of this Agreement;

(b)           any purchaser, transferee or assignee of this Agreement (other than a mortgagee, charge, lessee, assignee or encumbrancer) has simultaneously acquired the Owner’s right, title and interest in and to the Properties; and

(c)           any mortgagee, chargee, lessee, assignee or encumbrancer of the Properties or this Agreement agrees in advance in writing in favour of the Holder to be bound by and subject to the terms of this Agreement in the event it takes possession of or forecloses on all or part of the Properties and undertakes to obtain an agreement in writing in favour of the Holder from any subsequent purchaser, lessee, assignee or transferee of such mortgagee, chargeholder, lessee or encumbrancer that such subsequent purchaser, lessee, assignee or transferee will be bound by the terms of this Agreement including, without limitation, this Section 14.

15.	Conduct of Operations

(a)           All decisions concerning methods, the extent, times, procedures and techniques of any exploration, development, mining, milling, processing, extraction treatment, if any, and the materials to be introduced into the Properties or produced therefrom, and all decisions concerning the sale or other disposition of Minerals (including, without limitation, decisions as to buyers, times of sale, whether to store or stockpile Minerals for a reasonable length of time without selling the same) shall be made by the Owner, in its sole discretion, provided that if the Owner determines to stockpile Minerals it shall first take commercially reasonable steps to secure such Minerals from loss, theft, tampering and contamination.

(b)           The Owner shall not be responsible for nor obliged to make any FCF Payments which account for the value of any Minerals lost in any mining or processing of the Minerals.

16.	Books; Records; Inspections

The Owner shall keep true, complete and accurate books and records of all of its operations and activities with respect to the Properties, including the mining of Minerals therefrom and the mining, treatment, processing, refining and transportation of Minerals, prepared in accordance with IFRS, consistently applied. Subject to complying with the confidentiality provisions in Section 11(a) of this Agreement, the Holder and/or its authorized representatives shall be entitled, upon delivery of thirty (30) business days advance notice, and during the normal business hours of the Owner, to perform audits or other reviews and examinations of the Owner’s books and records relevant to the calculation and payment of the FCF Payments pursuant to this Agreement no more than once per calendar year to confirm compliance with the terms of this Agreement. All expenses of any audit or other examination permitted hereunder shall be paid by the Holder, unless the results of such audit or other examination permitted hereunder disclose a deficiency in respect of any FCF Payments paid to the Holder hereunder in respect of the period being audited or examined in an amount greater than five percent (5%) of the amount of the FCF Payments properly payable with respect to such period, in which event all expenses of such audit or other examination shall be paid by the Owner.

17.	Information and Inspection Rights

(a)           The Holder shall be entitled to convene a meeting with members of the Owner’s senior management team up to two times per calendar year (or such additional number as the Owner may otherwise agree) for the purpose of keeping the Holder advised of material matters in respect of the Operations and to allow the Holder to make suggestions regarding the Operations, which the Owner will consider in good faith; provided, however, that if the Owner wishes to undertake an Additional Capital Project, the Holder shall be entitled to promptly have convened an additional meeting with members of the Owner’s senior management team in connection with its evaluation of such Additional Capital Project, such meeting to occur no later than 10 days after receipt by the Holder of Approval Matter Supporting Material in respect of such Additional Capital Project in accordance with Section 6(b).

(b)           The Holder may, at the risk of the Holder, have access to the Properties up to two times per calendar year (and such other time(s) as the Owner may agree) for the purposes of inspecting the Operations. The Holder must ensure that its representatives or consultant, as the case may be, cause minimal inconvenience to or interference with the Operations and comply strictly with any safety regulations or instructions promulgated or given by or on behalf of the Owner.

(c)           Subject to the Owner’s obligations and restrictions under applicable securities laws, the Owner shall provide the Holder with:

(i)	reasonable access to the Owner’s scientific and technical data (including life of mine plans and related models, work plans and programs, permitting information, environmental studies and feasibility studies) for the Operations and results of Operations;

(ii)	quarterly reports of management of the Owner including a discussion of all material developments in respect of the Operations at the New Afton Mine in the previous quarter;

(iii)	other written reports (including technical reports) on the status of the Owner’s work programs with respect to the Operations as and when such reports are prepared; and

(iv)	all reports of the New Afton Mine Independent Tailings Review Board.

(d)           For certainty, the Holder shall treat all information provided to it pursuant to this Section 17 (whether disclosed in writing, orally, visually, electronically or by any other means) as Confidential Information in accordance with Section 11.

18.	Indemnity by Owner

(a)           The Owner does hereby agree to defend, indemnify, reimburse and hold harmless the Holder, its Affiliates, and their respective officers, directors, employees, agents and their successors and assigns (collectively, “Holder Indemnified Parties”), and each of them, from and against any and all Losses that the Holder Indemnified Parties may sustain, suffer or incur as a result of:

(i)	any Operations conducted on or in respect of the Properties by or on behalf of the Owner that result from or relate to Losses, in any way arising from or connected with any non-compliance by the Owner with any present or future environmental laws; and

(ii)	any failure by the Owner to timely and fully perform all abandonment, restoration, remediation and reclamation required by all governmental authorities pertaining or related to the Operations or activities by or on behalf of the Owner on or with respect to the Properties.

(b)           The Parties acknowledge that the Holder is acting as agent and trustee for and on behalf of each other Holder Indemnified Party with respect to any rights pursuant to Section 18(a) but the Owner and the Holder agree that they may amend, terminate, revise or replace this Agreement at any time and in any manner whatsoever, notwithstanding any such rights granted pursuant hereto to any such Holder Indemnified Party, without notice to, consent of, or any other obligation whatsoever to, such Holder Indemnified Party.

19.	Dispute Resolution

Any matter in this Agreement in dispute between the Parties which has not been resolved by the Parties within thirty (30) days of the delivery of notice by either Party of such dispute shall be referred to binding arbitration. Such referral to binding arbitration shall be to a qualified single arbitrator pursuant to the Arbitrations Act, 1991 (Ontario), which Act shall govern such arbitration proceeding in accordance with its terms except to the extent modified by the rules for arbitration set out in Schedule ”C”. The determination of such arbitrator shall be final and binding upon the Parties hereto and the costs of such arbitration shall be as determined by the arbitrator. The Parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

20.	General Provisions

(a)             Interest in Land; Registration of Interest

(i)	The Parties intend that, subject to the provisions of Section 13(b), the FCF Royalty on the Properties will be a covenant running with the Properties, will be enforceable as an in rem interest in land which shall run with the Properties (provided that such interest shall be satisfied only by the payment to the Holder of the FCF Payments). Any conveyance by the Owner of the Properties shall include a provision requiring the transferee to pay the FCF Royalty on the Properties. Subject to compliance with Section 14, upon a conveyance by the Owner of the Properties and this Agreement, the Owner shall automatically be released from, and shall have no obligations to the Holder in respect of, any obligations hereunder that accrue following the date of such transfer.

(ii)	It is the express intention of the Parties that to the fullest extent permissible at law, the FCF Royalty on the Properties shall be registerable or otherwise recordable in all public places where interests in a royalty are recordable, and accordingly, the Holder will have the right from time to time after the date hereof, at its own cost and expense, to make any additional registrations or records of notice of this Agreement and the FCF Royalty, any other documents relating to or contemplated by the foregoing and any caution or other title document, against title to the Properties or elsewhere, and the Owner will cooperate with all such registrations and recordings and provide its written consent or signature to any documents and do such other things from time to time as are necessary or desirable to effect all such registrations or recordings or otherwise to protect the interests of the Holder in the FCF Royalty as contemplated hereunder.

(b)            No Partnership, etc.

This Agreement is not intended to, and will not be deemed to, create (expressly or by implication) any partnership relation between the Parties including, without limitation, a joint venture, mining partnership, commercial partnership or other partnership relationship between the Owner and the Holder, and in this regard the Parties acknowledge and agree that the Holder is neither an owner nor operator of the New Afton Mine. The obligations and liabilities of the Parties will be several and not joint and neither of the Parties will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of another Party. Nothing herein contained will be deemed to constitute a Party the partner, agent, joint venturer or legal representative of another Party, nor shall anything in this Agreement be construed to create, expressly or by implication, a fiduciary relationship between the Parties.

(c)            Further Assurances

Each Party shall with reasonable diligence execute all such further instruments and documents and do all such further actions as may be reasonably necessary or desirable to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further document or action, unless expressly indicated otherwise.

(d)            Binding Effect

All covenants, conditions, and terms of this Agreement shall bind and enure to the benefit of the Parties hereto and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

(e)            Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f)            Time of Essence

Time is of the essence in this Agreement.

(g)            Waiver

The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Party’s right thereafter to enforce any provision or exercise any right.

(h)            Amendment

No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by all Parties and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

(i)            Severability

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the agreement which shall be construed as if the agreement had been executed without the invalid portion. It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(j)            Accounting Principles

All calculations hereunder shall be made in accordance with IFRS.

(k)            Currency

All dollar amounts or references to $ herein are in United States dollars.

(l)            Assignment to Affiliates

Notwithstanding the provisions of Section 4, a Party may at any time Transfer all or any part of its interest in this Agreement (and the corresponding rights contained in the Purchase Agreement) to an Affiliate provided such Affiliate shall agree in advance in writing with the other Party to be bound by any obligations of such Party to be performed hereunder and further provided that such Party shall remain liable for the due performance of any of its obligations hereunder.

(m)           Notices

Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (a) delivered personally, or (b) sent by e-mail, in each case to the applicable address set out below:

(i)	if to the Owner:

New Gold Inc.

181 Bay Street,

Suite 3320

Toronto, ON M5J 2T3

Attention:        General Counsel

Email:                [Redacted]

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West, Floor 37

Toronto, Ontario

M5V 3J7

Email:                [Redacted]

Attention:         Richard Fridman and Aaron Atkinson

(ii)	if to the Holder:

c/o Ontario Teachers’ Pension Plan Board

Investment Division

160 Front Street West, Suite 3200

Toronto, ON M5J 0G4

Attention:         Christopher Metrakos and James Sikora

Email:                [Redacted]

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention:         Jeffrey Singer and Steven D. Bennett

Email:                [Redacted]

(n)            Entire Agreement

This Agreement, together with the Purchase Agreement and the Partial Royalty Purchase and Amending Agreement, constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties. Except as may be specifically set forth in this Agreement, there are no representations, warranties, conditions, or other agreements or acknowledgments, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any Party to enter into this Agreement or on which reliance is placed by either Party.

(o)            Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile, .pdf or other electronic means, and all such counterparts shall together constitute one and the same agreement.

21.	Termination of the Purchase Agreement

The Parties agree that the Purchase Agreement is hereby terminated in its entirety effective as of the date hereof and is of no further force or effect, save and except for Section 4.3, Article 7, Section 8.2, Section 8.3, Section 10.2, Section 10.3 and Section 10.12 of the Purchase Agreement, which shall survive in accordance with their terms together with any such other provisions as and to the extent required to give effect to the foregoing.

22.	Amendment and Restatement of the Original Agreement

This Agreement amends and restates the Original Agreement. Without affecting the validity of any action taken in accordance with the Original Agreement prior to the date hereof, this Agreement replaces and supersedes the Original Agreement with respect to all matters arising after the date hereof.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.

NEW GOLD INC.

By:	/s/ Patrick Godin
	Name:	Patrick Godin
	Title:	President and Chief Executive Officer

By:	/s/ Sean Keating
	Name:	Sean Keating
	Title:	Vice President, General Counsel and Corporate Secretary

BEAR HOLDINGS LP, by its general partner 3336050 NOVA SCOTIA LIMITED

By:	/s/ James Sikora
	Name:	James Sikora
	Title:	Director

Signature Page – A&R FCF Royalty Agreement

SCHEDULE “A”

[Descriptions of Properties Redacted]

A-1

SCHEDULE “B”

Determination of Free Cash Flow

1.	Determination of FCF Payments.

(a)           As used herein, “Free Cash Flow” for any period means the following based on incurred or accrued in that period:

A.	Revenues for such period; less

B.	The sum of each of the following, for the period (without duplication):

i.	Treatment and Refining Costs;

ii.	Operating Costs;

iii.	Exploration Costs;

iv.	Interest Costs;

v.	Taxes (excluding any and all federal or provincial income taxes);

vi.	Change in Working Capital (which may be a positive or negative number);

vii.	Lease Payments;

viii.	Capital Costs; and

ix.	solely in periods after the Rate Adjustment Date, Allowance for Future Reclamation Costs,

Subject to the application of Section 2(c) of the Agreement, in the event that Free Cash Flow is a negative number, “Free Cash Flow” shall be deemed to be one dollar ($1.00).

(b)           “Revenues” means, for any period, the sum of the following revenues:

i.	proceeds received by the Owner from the sale of all Minerals (less any proceeds from the sale of Minerals from Unapproved Additional Capital Projects); and

ii.	Concentrate Sales Process Hedges.

(c)           “Treatment and Refining Charges” shall mean all costs related to third party smelting, refining, penalty and transport costs of Minerals (except Minerals from Unapproved Additional Capital Projects) and net cash gains/losses from Concentrate Sales Process Hedges.

(d)           “Operating Costs” shall mean all operating costs and expenses related with the mining, processing or treatment of Minerals from the Properties (excluding operating costs and expenses from Unapproved Additional Capital Projects), including without limitation, all of the following (determined without duplication) Mining Costs, Milling and Processing Costs, General and Administrative Costs, Royalties and Selling and Delivery Costs:

i.	“Mining Costs” shall mean costs and expenses in the period incurred in respect of exploring for, developing, mining, extracting, removing, and transporting to any processing site Minerals. Such costs and expenses shall include, without limitation, those incurred for labor, machinery operations, fuel, explosives and other materials, developmental or ore delineation drilling;

ii.	“Milling and Processing Costs” shall mean costs and expenses incurred in respect of: (x) milling, treating or processing and transportation costs, all costs, charges and expenses for treatment in the smelting and refining process (including handling, processing, deductions, tolling charges); and (y) sales and brokerage costs, and actual costs of transportation (including insurance, storage, warehousing, port demurrage, delay and forwarding expenses) of Minerals or other products from the Properties to the place of treatment and then to the place of sale, without duplication;

iii.	“General and Administrative Costs” shall mean costs and expenses incurred in respect of the Properties during the calendar year and the production of ores and Minerals therefrom;

iv.	“Royalties” means all royalties or production royalties or royalties of any nature incurred in respect of the Properties (other than the FCF Payments pursuant to the FCF Royalty) or other payments of any nature whatsoever payable to third parties having an interest in the Properties and includes payments to any Indigenous Group pursuant to any impact benefit, participation or other similar agreement; and

v.	“Selling and Delivery Costs” shall mean costs and expenses incurred in respect of the production of Minerals from Properties during the calendar year in or in connection with the marketing of Minerals and the delivery of such Minerals to points of ultimate delivery to customers, including without limitation, all shipping and delivery costs, agency fees, and storage charges, without duplication.

For greater certainty, in the event of any Unapproved Additional Capital Projects, the exclusion of operating costs and expenses from Unapproved Additional Capital Projects for purposes of the calculation of Mining Costs, Milling and Processing Costs, General and Administrative Costs, Royalties and Selling and Delivery Costs for purposes of the calculation of Free Cash Flow shall be allocated on a proportionate basis and in accordance with generally accepted practices in the mining industry, and in a manner mutually satisfactory to the Owner and the Holder (each acting reasonably and in good faith).

“Exploration Costs” shall mean exploration costs incurred in respect of the Properties with the objective of identifying new mineralization or additional mineral reserves or mineral resources, or improving confidence in or understanding of existing mineral reserves or mineral resources, within the Properties (excluding exploration costs (i) specifically and directly incurred by the Owner in connection with, and within six months prior to the proposal to the Holder pursuant to Section 6(b) of the Agreement of, an Additional Capital Project (but only if such project becomes an Unapproved Capital Project) and/or (ii) incurred in respect of any project after it becomes an Unapproved Additional Capital Project). For greater certainty, the exclusion of exploration costs referred to in (i) and (ii) above for purposes of the calculation of Exploration Costs for purposes of the calculation of Free Cash Flow shall be allocated on a proportionate basis and in accordance with generally accepted practices in the mining industry, and in a manner mutually satisfactory to the Owner and the Holder (each acting reasonably and in good faith).

(e)           “Interest Costs” shall mean any interest cost actually incurred during the period in respect of the Properties (including but not limited to, interest on instruments issued for reclamation bonding, interest on advance payments receipts and interest on leased assets) net of any interest income earned solely in respect of the Properties during such period.

(f)           “Taxes” shall mean all taxes, levies, duties, royalties, charges, fees and assessments whatsoever, of any federal, provincial, municipal or local government, domestic and foreign, or any subdivision thereof, whether now or in the future that are imposed on or levied against, or allocated to, any mining, milling, or other operations on the Properties, purchases with respect to such operations, and/or any production or sales of products from the Properties, including without limitation, any Tax payable pursuant to a return filed under the Mineral Tax Act [RSBC 1996] Chapter 291, all value added taxes, any payroll taxes, severance taxes, sales and use taxes, customs duties, import fees, government royalties, net proceeds of mines taxes, excluding only federal and provincial income tax payable by the Owner and any value added taxes and sales and use taxes recoverable by the Owner from a Governmental Authority through any refund, rebate, credit or similar means. Taxes shall also include the cost or benefit resulting from an adjustment following the audit and/or reassessment of any Taxes relating to the time period in which the Holder receives FCF Payments.

(g)           “Change in Working Capital” shall mean, for a period, the amount equal to the sum of the accounts receivable, accounts payable, inventory cash costs and prepaid expenses, all in respect of the Properties, as of the end of the period, less the sum of those same amounts at the end of the preceding period, such working capital to be managed by the Owner in good faith.

(h)           “Lease Payments” shall mean all payments, without duplication, related to the leasing of assets for use at the Properties.

(i)           “Capital Costs” shall mean all capitalized costs for the period in respect of the Properties and include capitalized costs related to exploration, development (including construction) or mining of the Properties, permitting and the purchase of equipment, buildings and infrastructure for the Properties, but not including capital costs relating to Unapproved Additional Capital Projects.

(j)           “Allowance for Future Reclamation Costs” shall mean the amortization of assets recognized for a provision for future costs anticipated to be incurred by the Owner in reclaiming the Properties in accordance with applicable laws, regulations and agreements and accretion charges incurred in the period related to the associated liability.

2.	Affiliate Operating Costs.

Where any Operating Costs are incurred with respect to the mining, milling, processing, selling, or delivering of ores and Minerals produced from the Properties in conjunction with the mining, milling, processing, selling, or delivering of ores and minerals produced from other properties controlled by the Owner or its Affiliates, such Operating Costs shall be allocated and apportioned in accordance with generally accepted practices in the mining industry and in a manner mutually satisfactory to the Owner and the Holder (each acting reasonably and in good faith).

SCHEDULE “C”

Rules for Arbitration

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.

1.	Initiation of Arbitration Proceedings

(a)           If any Party to this Agreement wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within five days after receipt of such notice, the other Party to this Agreement shall give return notice to the first party advising whether such Party accepts the arbitrator proposed by the first Party and if such Party does not accept the arbitrator proposed by the first Party, proposing the name of the person it wishes to be the single arbitrator. If such return notice is not given by the other Party within such five-day period, it shall be deemed to have accepted the arbitrator proposed by the first Party. If such return notice is given within such five day period and does not accept the proposed arbitrator of the first Party and proposes another person to be arbitrator, the first Party shall, within five days after receipt of such return notice, give notice to the other Party advising whether such first party accepts the arbitrator proposed by the other Party. If the Parties do not agree upon a single arbitrator within such second five-day period, the single arbitrator shall be chosen in accordance with the Arbitrations Act, 1991 (Ontario).

(b)           The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrator be a person who is otherwise regularly retained by either of the Parties.

2.	Submission of Written Statements

(a)           Within five days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(b)           Within 10 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.

(c)           Within five days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(d)           All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

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(e)           After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration.

3.	Meetings and Hearings

(a)           The arbitration shall take place in the City of Toronto, or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)           All meetings and hearings will be in private unless the Parties otherwise agree.

(c)           Any Party may be represented at any meetings or hearings by legal counsel.

(d)           Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

4.	The Decision

(a)           The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)           The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 10 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)           The decision shall determine and award costs to the successful Party in the arbitration.

(d)           The decision shall be final and binding on the Parties and shall not be subject to any appeal or review procedure provided that the Arbitrator has followed the rules provided herein in good faith and has proceeded in accordance with the principles of natural justice. In the event either Party initiates any court proceeding in respect of the decision of the Arbitration or the matter arbitrated, such Party shall, if unsuccessful in the court proceeding, pay the other Parties costs on a solicitor/client basis plus all other reasonable expenses incurred by such other Party from the date of delivery of the notice commencing arbitration to the date of determination of such court proceeding.

5.	Jurisdiction and Powers of the Arbitrator

(a)           By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)           Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)	determine any question of law arising in the arbitration;

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(ii)	determine any question as to the Arbitrator’s jurisdiction;

(iii)	determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)	order any Party to furnish further details of that Party’s case, in fact or in law;

(v)	proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)	make one or more interim awards;

(viii)	hold meetings and hearings, and make a decision (including a final decision) in Toronto, Ontario or elsewhere with the concurrence of the Parties thereto;

(ix)	order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

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